Prospectus Supplement No. 5

Filed pursuant to Rule 424(b)(3) and 424(c)

Registration Statement No. 333-183487

10,149,824 SHARES OF COMMON STOCK UNDERLYING WARRANTS WITH AN

EXERCISE PRICE EQUAL TO $0.65 PER SHARE

This Prospectus Supplement No. 5 (the “Prospectus Supplement”) amends our prospectus dated September 13, 2012, as previously supplemented (the “Prospectus”) related to 10,149,824 shares of our common stock underlying warrants with an exercise price equal to $0.65 per share, which warrants were issued upon consummation of the rights offering described in the Prospectus.

This Prospectus Supplement is being filed in order to incorporate into and to include in the Prospectus the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012, which is attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our common stock is currently traded on the Nasdaq Global Select Market, under the symbol “MOTR.” On November 20, 2012, the closing sale price of our common stock was $0.58 per share.

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 27 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 21, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2012

Motricity, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34781	20-1059798
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

601 108th Avenue Northeast Suite 900 Bellevue, WA 98004

(Address of Principal Executive Offices, including Zip Code)

(425) 957-6200

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

The information set forth below under Item 5.02 is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Termination of Interim Chief Executive Officer

On November 21, 2012, Motricity, Inc. (the “Company” or “Motricity”) and James R. Smith, Jr., the Interim Chief Executive Officer of the Company, mutually agreed, effective November 15, 2012, to end Mr. Smith’s employment with the Company and terminate that certain Offer Letter Agreement dated January 8, 2009, as amended on May 19, 2010, April 19, 2011 and August 21, 2011 (the “Smith Offer Letter”).

In connection with Mr. Smith’s termination, on November 21, 2012, the Company entered into a Release Agreement with Mr. Smith (the “Smith Release Agreement”), effective November 15, 2012, setting forth the terms of Mr. Smith’s mutually agreed upon termination. The Smith Release Agreement also effected the immediate resignation of Mr. Smith from his position as President of the Company.

Pursuant to the Smith Release Agreement, Mr. Smith agreed to unilaterally release the Company from all claims arising out of his employment with the Company or the cessation thereof (other than claims arising pursuant to the Smith Release Agreement). In accordance with the Smith Offer Letter and the Smith Release Agreement, the Company agreed to pay Mr. Smith severance in the gross amount of $300,000, paid in equal installments over the nine months following November 15, 2012. The Company also agreed to continue to provide Mr. Smith with health insurance through COBRA, beginning on December 1, 2012, for the shorter of nine months or until Mr. Smith is covered by another employer’s group health insurance plan. Furthermore, in accordance with the terms of the Smith Release Agreement and the terms of Restricted Stock Grant Agreements dated March 3, 2009 and February 11, 2010, all of Mr. Smith’s restricted shares of the Company’s common stock vested and became non-forfeitable as of November 15, 2012. Following his termination, Mr. Smith remains subject to certain non-disclosure and non-solicitation covenants with the non-solicitation obligations continuing for two years from the date of termination. If there is a breach of the Smith Release Agreement by Mr. Smith, among other things, Mr. Smith would forfeit his rights to the severance payments thereunder.

Appointment of Chief Executive Officer

Effective November 15, 2012, the Board of Directors of the Company appointed Richard Stalzer, President of Voltari, Motricity’s Mobile Media division, to the position of Chief Executive Officer of the Company. In connection with his appointment as the Company’s Chief Executive Officer, the Company and Mr. Stalzer entered into an amendment to the Offer Letter dated January 12, 2012 as amended on May 17, 2012 (the “Stalzer Amendment”).

Appointment of Chief Operating Officer

Effective November 15, 2012, the Board of Directors of the Company appointed Nathan Fong, the Company’s Chief Financial Officer to the additional position of Chief Operating Officer. In connection with the commencement of his additional title and responsibilities, the Company and Mr. Fong entered into an amendment to the Offer Letter dated May 16, 2012 as amended on May 17, 2012 (the “Fong Amendment”) The Fong Amendment also provides that Mr. Fong’s ceasing to serve as Chief Operating Officer shall not constitute termination for Good Reason under the Company’s Amended and Restated Executive Severance and Change of Control Plan.

Appointment of Chief Administrative Officer

Effective November 15, 2012, the Company appointed Richard Sadowsky, who has been serving as the Company’s General Counsel since July 5, 2012, to the additional position of Chief Administrative Officer. Mr. Sadowsky is currently providing services to the Company pursuant to a secondment agreement with SNR Denton US LLP where he is a partner. On November 15, 2012 the Company entered into an employment offer letter with Mr. Sadowsky (the “Sadowsky Offer Letter”). Pursuant to the Sadowsky Offer Letter, Mr. Sadowsky will become an employee of the Company effective January 1, 2013.

Under the terms of the Sadowsky Offer Letter, Mr. Sadowsky will be entitled to an annual base salary of $285,000. Additionally, in accordance with the terms of the Sadowsky Offer Letter and the Company’s 2010 Long-Term Incentive Plan, and subject to approval by the Compensation Committee of the Company’s Board of Directors, Mr. Sadowsky is eligible for an award of options to purchase 225,000 shares of the Company’s common stock, 25% of which options will vest in equal tranches on each of the first four anniversaries of Mr. Sadowsky’s employment date, subject to continued employment on such dates, and 75% of which options will vest on the third anniversary of Mr. Sadowsky’s employment date provided that certain stock price targets are achieved, subject to continued employment on such date. Under the terms of the Sadowsky Offer Letter, Mr. Sadowsky will be eligible to participate in the Company’s 2013 Corporate Incentive Plan and is subject to non-disclosure, non-competition and non-solicitation covenants. Furthermore, under the Sadowsky Offer Letter, if the Company terminates Mr. Sadowsky’s employment without cause, as defined in the Company’s Amended and Restated Executive Severance and Change of Control Plan, he would receive six months of continued base salary payments. Mr. Sadowsky, 55 years old, has been with SNR Denton US LLP since 2002.

The foregoing descriptions of the terms of the Smith Release Agreement, the Stalzer Amendment, the Fong Amendment and the Sadowsky Offer Letter do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and are incorporated herein by reference.

Item 8.01 Other Items.

On November 15, 2012, the Company issued a press release announcing the matters discussed above under Item 5.02. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements. Except for historical information contained in this Form 8-K and the press release attached as an exhibit hereto, this Form 8-K and the press release contain forward-looking statements which involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. Please refer to the cautionary note in the press release regarding these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Release Agreement by and between Motricity, Inc. and James R. Smith, Jr., dated November 21, 2012

10.2	Second Amendment to the Offer Letter by and between Motricity, Inc. and Richard Stalzer, as of November 15, 2012

10.3	Amendment to the Offer Letter by and between Motricity, Inc. and Nathan Fong, as of November 15, 2012

10.4	Offer Letter by and between Motricity, Inc. and Richard Sadowsky, dated November 15, 2012

99.1	Press release of Motricity, Inc. dated November 15, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTRICITY, INC. (Registrant)

November 15, 2012	By:	/s/ Richard Sadowsky
(Date)		Richard Sadowsky General Counsel and Chief Administrative Officer

Exhibit 10.1

Release Agreement

AGREEMENT entered into as of this 15th day of November 2012 (the “Agreement”) by and between Motricity, Inc., a Delaware corporation with its principal place of business at 601 108th Avenue NE, Suite 800, Bellevue, WA 98004 (the “Company”), and James R. Smith, Jr. (the “Employee”).

RECITAL

WHEREAS, the Employee and Company executed that certain Offer Letter Agreement dated January 8, 2009, as amended by the First Amendment thereto dated May 19, 2010, the Second Amendment thereto dated April 19, 2011, and the Third Amendment thereto dated August 21, 2011, which sets forth the terms and conditions of the Employee’s employment with the Company (the “Employment Agreement”);

WHEREAS, the Company and Employee have mutually agreed that his employment should be terminated and in accordance with the terms of the Employment Agreement, the Employee’s termination shall be treated as “without cause” in accordance with the provisions of the Employment Agreement, effective as of November 15, 2012 (the “Termination Date”); and

WHEREAS, in exchange for the severance and benefits described below, the Employee agrees to release and waive any and all claims against the Company as set forth below pursuant to terms and conditions hereof.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, it is hereby agreed as follows:

1. Termination. Your termination shall be effective as of the Termination Date, and you shall cease to hold, as of that date, any and all positions including without limitation as an officer or director that you have held with the Company or any of its affiliates. Effective as of the Termination Date, you shall cease to be an employee of the Company. Except as provided for herein, your eligibility for any Company benefits shall cease as of the Termination Date.

In consideration for the releases set forth herein, the severance terms of the Employment Agreement and subject to continuing to meet your obligations under this Agreement, the Company has agreed to pay you nine (9) months severance for a total of $300,000 less all applicable state and federal deductions (“Severance Amount”). Payment of the Severance Amount will be made in equal installments over nine (9) months in accordance with the Company’s customary payroll practices. Payments of the Severance Amount shall begin eight (8) days after the Company’s receipt of an executed original of this Agreement.

The Company acknowledges and agrees that (i) it shall pay you any expenses that it has not reimbursed to date and are owed to you as of the date hereof, subject to you submitting appropriate documentation and such documented expenses are eligible for reimbursement under the Company’s policies and procedures; and (ii) it shall pay you any accrued and unpaid vacation or paid time off as of the date hereof in accordance with Company policy and applicable law;

and (iii) pursuant to those certain Restricted Stock Grant Agreements between you and the Company dated March 3, 2009 and February 11, 2010 all of the unvested shares of restricted stock previously granted to you shall vest and become non-forfeitable as of the Termination Date in accordance with the terms therein. Except as provided herein, all other unvested equity awards shall be forfeited and cancelled as of the Termination Date. Your rights and obligation under any vested and outstanding equity award agreements shall be determined in accordance with the governing award agreement and applicable equity incentive plan.

2. Health Insurance Continuation. You and your beneficiaries, if applicable, will receive, health insurance, dental and vision benefits through the Company’s current plan through the severance period at the same terms and cost sharing as are in effect at the Termination Date. Your health insurance benefits shall cease on August 31st, 2013 subject to your right to continue health insurance pursuant to the Consolidate Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). If you choose to exercise your COBRA rights, the Company shall directly pay the continuation premium for you and your family for a period of nine (9) months, beginning on December 1, 2012. The Company’s obligation to pay your COBRA premium will cease upon your becoming covered by another employer’s group health insurance plan.

3. Transfer of Responsibilities. You shall cooperate fully with the Company and its personnel to provide an orderly transfer of your duties and responsibilities prior to the Termination Date. This cooperation includes but is not limited to timely compliance with all reasonable requests for information, including, but not limited to, the transition of any work and any leads, prospects or contacts to your manager. You shall have no such obligation following the Termination Date.

4. Confidentiality of this Agreement. Except to the extent otherwise disclosed in any Company filings or disclosures with the United States Securities and Exchange Commission, you agree to keep confidential and not to disclose the existence or terms of this Agreement or sums paid under this Agreement to anyone or to any organization, except that you may disclose such information to your spouse, attorney, your legal and financial advisers, provided you have received in advance their promises to maintain this information in strict confidence or as otherwise required by law. Nothing in this Agreement will prevent you from cooperating with or participating in any investigation by the government of the U.S., including any investigations by the federal Equal Employment Opportunity Commission (the “EEOC”) or the Washington State Human Rights Division.

5. Nondisclosure and Intellectual Property Protection Agreement. You acknowledge the validity and continuing applicability of the agreements and covenants contained in the Nondisclosure and Intellectual Property Protection Agreement dated January 8, 2009, a copy of which is attached hereto as Attachment A concerning the ownership, non-use and return of confidential information and non-competition with the Company. Those agreements and covenants are incorporated herein by reference and continue to have full force and effect following the Termination Date.

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6. Return of Company Property. You acknowledge that you have returned to the Company all property of the Company that is in your possession or under your control, including, without limitation, Company keys, cell phones, lap-top and any and all files, documents and other information with respect to the Company’s management, business operations or customers, including all files, documents, or other information containing confidential information.

7. Non-Disparagement. You hereby agree that you will refrain from making any derogatory, disparaging or false statements with respect to the Company or any of its shareholders, controlling persons, officers, directors, executives, advisors, customers, or other related or affiliated parties or any other Company Released Parties. The Company hereby agrees that its officers, directors, affiliates and other related or affiliated parties shall refrain from making any derogatory, disparaging or false statements with respect to you. The Company will also direct its employees, directors and agents to refrain from making derogatory, disparaging or false statements with respect to you. You agree that you will not communicate or disclose to any third party or use for your own account, without the written consent of the Company, any of the Company’s confidential and proprietary information, trade secrets or materials, except as required by law, unless and until such information or material becomes generally available to the public through sources other than you.

8. Breach of Agreement. To the extent permitted by law, you understand and agree that any breach of your obligations under this Agreement will immediately render the Company’s obligations and agreements null and void, and, to the extent permitted by law, you shall repay to the Company the Severance Amount. In addition, you shall be liable to the Company for all damages arising from such breach, including but limited to the attorney’s fees and costs incurred by the Company in connection with such breach.

9. General Release. You, for yourself and your heirs, legal representatives, beneficiaries, assigns and successors in interest, knowingly and voluntarily release, remise and forever discharge the Company and its successors, assigns, former or current affiliates, shareholders, officers, directors, members of the board of directors, employees, agents, attorneys and representatives (“Company Released Parties”) whether in their individual or official capacities, from any and all actions or causes of action, suits, debts, claims, complaints, contracts, controversies, agreements, promises, damages, claims for attorneys’ fees, costs, interest, punitive damages or reinstatement, judgments and demands whatsoever, in law or equity, you now have, may have or ever had, whether known or unknown, suspected or unsuspected, from the beginning of the world to the date that you sign this Agreement (“Released Claims”), including, without limitation:

(a)

claims under any state or federal discrimination, fair employment practices or other employment-related statute, or regulation (as they may have been amended through the date of this Agreement) prohibiting discrimination or harassment based upon any protected status including, without limitation, race, color, religion, national origin, age, gender, marital status, disability, handicap, veteran status or sexual orientation. Without limitation, specifically included in this paragraph are any claims arising under the Federal Rehabilitation Act of 1973, Age Discrimination in Employment Act of 1967, as amended by the Older Workers Benefit Protection Act of 1990, Title VII of the Civil Rights Act of 1964, as amended by the Civil

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Rights Act of 1991, the Equal Pay Act, the Lilly Ledbetter Fair Pay Act, the Americans With Disabilities Act, the Rehabilitation Act of 1973, and any similar Washington local or other state statute;

(b)	claims under any other state or federal employment-related statute, or regulation (as they may have been amended through the date of this Agreement) relating to wages, hours or any other terms and conditions of employment. Without limitation, specifically included in this paragraph are any claims arising under the Fair Labor Standards Act, the Family and Medical Leave Act of 1993, the National Labor Relations Act, the Employee Retirement Income Security Act of 1974, except as otherwise provided herein, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Occupational Safety and Health Act, the Health Insurance Portability and Accountability Act of 1996, the Employee Retirement Income Security Act of 1974, the Sarbanes Oxley Act of 2002 and any similar Washington local or other state statute;

(c)	claims under any state or federal common law theory, including, without limitation, wrongful discharge, breach of express or implied contract, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, violation of public policy, defamation, interference with contractual relations, intentional or negligent infliction of emotional distress, invasion of privacy, misrepresentation, deceit, fraud or negligence; and

(d)	any other claim arising under state or federal law.

Notwithstanding the above, nothing in this release is intended to release or waive (i) your right to seek enforcement of this Agreement or any other rights of indemnification, contribution, subrogation, advancement and/or reimbursement of expenses or similar rights to the extent they are provided for in the Company’s Restated Certificate of Incorporation bylaws or the Indemnification Agreement dated February 24, 2009 between you and the Company (the “Indemnification Agreement”) or to the extent permitted or required by law; or (ii) your rights as they exist pursuant to any director and officer insurance policies or any other insurance policies whether in effect before the date of this Agreement, on the date of this Agreement or after the date of this Agreement. The Company specifically acknowledges that its indemnification obligations to you include but are not limited to full defense and indemnification with respect to the lawsuit styled Joe Callan vs Motricity Inc., et. al, Case:2:11-cv-01340, filed on August 12, 2011 in U.S. Dist. Ct. Western Dist of Washington, and any related class, derivative or other legal proceedings.

You recognize that you may have some claim, demand or cause of action against the Company Released Parties of which you are totally unaware and unsuspecting that you are giving up by execution of this release. It is your intention in executing this release that this release will deprive you of each such claim, demand and cause of action and prevent you from asserting it against the Company Released Parties.

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You represent and warrant that no portion of any claim, demand, cause of action, or other matter released herein, nor any portion of any recovery or settlement to which you might be entitled from the Company Released Parties, has been assigned or transferred to any other person or entity, either directly or by way of subrogation or operation of law. You hereby agree to indemnify, defend and hold the Company Released Parties harmless from any and all loss, cost, claim, and expense (including, but not limited to, all expenses of investigation and defense of any such claim or action, including reasonable attorneys’ and accountants’ fees, costs, and expenses) arising out of any claim made or action instituted against the Company Released Parties by any person or entity that is the beneficiary of such assignment or transfer and to pay and satisfy any judgment resulting from any settlement in favor of the beneficiary of any such claim or action.

You further represent and warrant that you have not filed or participated in the filing of any complaint, grievance, charge or claim with or before any local, state or federal agency or board, union or any court or other tribunal relating to the Company or to your employment with, or the termination of, your employment at the Company and its affiliates. Nothing contained herein is intended to nor shall prohibit you from (i) filing a charge or complaint with the EEOC; or (ii) participating in any investigation or proceeding conducted by the EEOC. In the event that you file a charge with the EEOC, you waive and release any personal entitlement to reinstatement, back pay or any other types of damages or injunctive relief in connection with any actions taken by you on your behalf on your administrative charge. NOTWITHSTANDING THIS PROVISION, YOU UNDERSTAND AND AGREE THAT BY ENTERING INTO THIS AGREEMENT, YOU ARE FOREVER RELEASING AND WAIVING ANY AND ALL CLAIMS AGAINST THE COMPANY, INCLUDING BUT NOT LIMITED TO CLAIMS FOR AGE DISCRIMINATION, AS SET FORTH IN THIS SECTION, PROVIDED, HOWEVER, THAT THE RELEASE PROVIDED FOR HEREIN SHALL NOT EXTEND TO ANY CLAIMS UNDER THIS AGREEMENT OR THOSE SPECIFICALLY EXCLUDED FROM THE RELEASE.

You hereby acknowledge and understand that this is a General Release.

10. OWBPA/ADEA. This paragraph is intended to comply with the Older Workers Benefit Protection Act of 1990 (“OWBPA”) with regard to your waiver of rights under the Age Discrimination in Employment Act of 1967 (“ADEA”):

(a)	You are specifically waiving rights and claims under the ADEA;

(b)	The waiver of rights under the ADEA does not extend to any rights or claims arising after the date this Agreement is signed by you;

(c)	You acknowledge receiving consideration for this waiver;

(d)	You acknowledge that you have been advised to consult with an attorney before signing this Agreement; and

(e)	You acknowledge that after receiving a copy of this Agreement, you had the right to take up to 21 days to consider your decision to sign the Agreement; the parties agree that changes to the Agreement, whether material or immaterial did not restart the running of the 21-day period.

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This Agreement does not become effective for a period of seven (7) days after you sign it. You have the right to revoke this Agreement during the seven (7) day period. Revocation must be made in writing, signed by you and delivered to Richard Sadowsky at Motricity, Inc., 601 108th Avenue NE, Suite 800, Bellevue, WA 98004 during the seven (7) day period.

11. Covenant Not to Sue. To the extent permitted by law, you specifically agree not to commence any legal action against any of the Company Released Parties arising out of or in connection with the Released Claims. To the extent permitted by law, you expressly agree that if you commence such an action in violation of this Agreement, you shall indemnify the Company Released Parties for the full and complete costs of defending such an action and enforcing this Agreement, including reasonable attorneys’ fees (whether incurred in a third party action or in an action to enforce this Agreement), court costs, and other related expenses. You further agree that, to the extent permitted by law, if you commence such an action despite the provisions of this Agreement, you shall be obligated to return to the Company the Severance Amount. This Agreement does not act as a waiver or release of any complaints or charges that you cannot by law waive or release, and does not prohibit you from: (i) filing a charge or complaint with the EEOC, or any other state or federal agency, or (ii) participating in any investigation or proceeding conducted by the EEOC or Washington State Human Rights Division. Notwithstanding, by executing this Agreement, you are expressly waiving your ability to obtain relief of any kind from the Company to the extent permitted by law.

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws principles. Both parties agree that any action, demand, claim or counterclaim shall be resolved by a judge alone, and both parties hereby waive and forever renounce the right to a trial before a civil jury.

13. Voluntary Assent. You confirm that no other promises or agreements of any kind have been made by any person to cause you to sign this Agreement except as otherwise as noted herein, and that you fully understands the meaning and intent of this Agreement. You agree that this is the entire agreement and understanding between you and the Company.

14. Notices and Communications. Any and all notices or other communications required or permitted to be given in connection with this Agreement shall be in writing (or in the form of a facsimile or electronic transmission) addressed as provided below and shall be (i) delivered by hand, (ii) transmitted by facsimile or electronic mail with receipt confirmed, (iii) delivered by overnight courier service with confirmed receipt, or (iv) mailed by first class U.S. mail, postage prepaid and registered or certified, return receipt requested:

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If to the Company to:

Motricity, Inc.

601 108th Avenue NE

Suite 800

Bellevue, WA 98004

Attention: Richard Sadowsky

Facsimile No: (425) 638-8436

Email: Richard.Sadowsky@motricity.com

If to the Employee:

James R. Smith, Jr.

5490 170th PL SE

Bellevue, WA 98006

Email: jsmith0128@gmail.com

and in any case at such other address as the addressee shall have specified by written notice. Any notice or other communication given in accordance with this Agreement shall be deemed delivered and effective upon receipt, except those notices and other communications sent by mail, which shall be deemed delivered and effective three (3) business days following deposit with the United States Postal Service. All periods of notice shall be measured from the date of delivery thereof.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with regard to the subject matter hereof, superseding all prior understandings and agreements, whether written or oral; provided, however, that any equity award agreements between you and the Company shall remain in full force and effect in accordance with the terms and conditions therein.

16. Remedies. Any breach or threatened breach by you of the provisions of this Agreement will result in irreparable and continuing damage to the Company for which there is no adequate remedy at law. In such event, you agree and acknowledge that the Company will be entitled to injunctive relief and/or specific performance, and such other relief that may be proper (including monetary damages, if proper) without the posting of any bond and that you shall not oppose the granting of such relief.

17. Authority. The Company represents that this Agreement has been presented to, considered and authorized by the Company’s Board (and/or any appropriate committee(s) thereof), and that the Company officer executing this Agreement on behalf of the Company has the authority to enter into this Agreement and bind the Company to the terms and conditions hereof. Any action or consent of the Company required hereunder may be authorized only by a written resolution, or action at a meeting, of the Board properly taken in accordance with the Company’s Restated Certificate of Incorporation and bylaws.

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Please indicate your agreement to the terms of this Agreement by signing and dating the last page of the enclosed copy of this Agreement, and return it to me not later than the close of business on December 6, 2012.

[Signature page follows]

IN WITNESS WHEREOF, the Company and the Employee have executed and delivered this Agreement as of the date first written above.

MOTRICITY, INC.

By:	/s/ Richard Sadowsky
Name: Richard Sadowsky
Title: General Counsel and Chief Administrative Officer

EMPLOYEE

/s/ James R. Smith, Jr.
James R. Smith, Jr.

Attachment A

Nondisclosure and Intellectual Property Protection Agreement

See attached.

Exhibit 10.2

November 12, 2012

PERSONAL AND CONFIDENTIAL

Mr. Richard Stalzer

415 Greenwich Street

New York, New York

10013

Dear Rich,

Pursuant to your discussions with the Chairman of the Compensation Committee, this letter is intended to amend the terms of the Offer Letter, dated January 12, 2012 and the first amendment thereto, dated May 17, 2012, whereby you became employed by the Company as President, Mobile Marketing and Advertising, effective as of January 23, 2012 (as amended, the “Offer Letter”). Except as otherwise provided herein, the Offer Letter shall remain in full force and effect in accordance with its original terms.

This amendment to the Offer Letter explains the details and terms of your employment with respect to your position and supersedes and replaces the “Position” provision in the Offer Letter:

Position:	Effective upon your acceptance below, you will serve as the Chief Executive Officer of the Company reporting to the Company’s Board of Directors (the “Board”). You will have the duties and responsibilities as assigned to you by the Board from time to time, subject to the Board’s direction and oversight. The Board may at any time make modifications to your duties and responsibilities as they deem appropriate.

Please acknowledge the terms and conditions of this letter by signing where indicated below and return a signed original to me by either a) emailing a scanned copy to me at Nathan.Fong@motricity.com or b) delivering a hard copy to me.

We hope that you accept our offer and look forward to the transition into your new role.

Sincerely,

/s/ Nathan Fong

Nathan Fong

Chief Financial Officer

Internal Offer Letter - FTE

Acknowledged:

/s/ Richard Stalzer	Date:	11/13/12
Name Richard Stalzer

Internal Offer Letter - FTE

Exhibit 10.3

November 13, 2012

PERSONAL AND CONFIDENTIAL

Mr. Nathan Fong

208 Melbourne Road

Great Neck, New York 11021

nfong2003@yahoo.com

Dear Nathan,

Pursuant to your discussions with the Chairman of the Compensation Committee, this letter is intended to amend the terms of the Offer Letter, dated May 16, 2012, between you and the Company ( the “Offer Letter”). Except as otherwise provided herein, the Offer Letter shall remain in full force and effect in accordance with its original terms.

This amendment to the Offer Letter and supersedes and replaces the “Position” and “Severance” provision in the Offer Letter:

This letter explains the details and terms of the employment offer.

Position:	Your position will continue to be Chief Financial Officer, reporting to the Company’s Board of Directors (the “Board”), with the duties and responsibilities as assigned to you by the Board from time to time. In addition, you will also assume the role of Chief Operating Officer (“COO”). The Board may at any time make modifications to your duties and responsibilities as it deems appropriate.

Severance:	By inserting the following sentence at the end of the current “Severance” text:

Notwithstanding anything in the Severance Plan to the contrary, “Good Reason” shall not include your ceasing to serve as the COO of the Company at any time or otherwise ceasing to have any of the duties, authorities and responsibilities associated with the position of COO.

Please acknowledge the terms and conditions of this letter by signing where indicated below and return a signed original to me by either a) emailing a scanned copy to Richard.Sadowsky@motricity.com or b) delivering a hard copy to me.

Internal Offer Letter

We hope that you accept our offer and look forward to the transition into your new role.

Sincerely,

/s/ Richard Sadowsky

Richard Sadowsky

General Counsel

Acknowledged:

/s/ Nathan Fong	Date:	11/14/12
Name Nathan Fong

Internal Offer Letter

Exhibit 10.4

November 14, 2012

PERSONAL AND CONFIDENTIAL

Mr. Richard Sadowsky

264 Water Street

New York, New York 10038

Dear Richard,

We are pleased to extend to you this permanent offer of employment with Motricity, Inc. (the “Company”), subject to the completion of reference and background check.

This letter explains the details and terms of the employment offer.

Position:	Your position will be General Counsel and Chief Administrative Officer, reporting to the Board of Directors, with the duties and responsibilities generally associated with these two positions and as otherwise may be delegated to you by the Company’s Board of Directors. Other reasonable modifications to your responsibilities may be enacted by the Company.

Effective Start Date:	The effective date will be the first payroll date beginning after January 1, 2013 and you return this executed offer letter prior to the expiration date below.

Base Salary:	Your semimonthly base salary will be $11,875 (calculated to $285,000 per annum) (“Base Salary”), with payroll generation normally on the 15th and the last day of each month. Your position is exempt from overtime payment under the Fair Labor Standards Act.

Bonus:	You will be eligible to participate in our 2013 Corporate Incentive Plan (the “Plan”). Under the Plan, your annual target incentive is up to 50% of your annualized Base Salary, but may be zero if the Company fails to achieve its targets. Future target incentives will be determined by the Company’s Compensation Committee (“the Committee”). Any bonus granted will be prorated based on full-time work during the bonus period. You must be employed on the date of the bonus payout in order to be eligible for a bonus. Full terms and conditions are contained in the Plan document.

Stock Options:	You will be eligible for an award of options to purchase 225,000 shares of the Company’s common stock. This option will be granted pursuant to and subject to the Company’s 2010 Long term Incentive Plan and are subject to final approval by the Committee. The exercise price will be set at the closing price of the Company’s common stock on the first business day following the Committee’s approval, subject to your continued employment on the applicable vesting date, as follows: (i) 25% of the shares subject to the option will vest in four equal tranches (i.e., 6.25%) on each anniversary of your employment date and (ii) and 75% of the shares subject to the option will vest on the third anniversary of the vesting commencement date, subject to achievement of the following performance targets: 33% of 75% of the shares of stock must achieve a target price of $2; 33% of 75% of the shares of stock must achieve a target price of $4; and 33% of 75% of the shares of stock must achieve a target price of $6. The target price shall be determined based on the average of the closing prices of the common stock on a nationally recognized securities exchange over a 90 day period and if not listed, the fair market value as determined by the Company’s Board of Directors. If the target price is achieved for the requisite period, then the applicable target price shall be deemed achieved. The terms and conditions of the option will be governed by a separate agreement and the stock plan. In the event of a change of control, then a portion of the unvested vested options will be subject to accelerated vesting in accordance with the terms of the Company’s Amended and Restated Executive Severance and Change in Control Plan.

Benefits:	As a full-time regular employee, you will be eligible for participation in the Company’s benefits plans in accordance with the terms of the respective plan. The cost of participating in the plans (if any) will depend upon the type of benefit and level of coverage you elect. Information on the current benefit options will be provided to you under separate cover. The Company reserves the right to add, change or terminate benefits at any time.

Performance Reviews / Annual Merit Increases:	The Company will review your performance at least annually. Our performance period runs from January 1 through December 31. The Company may award discretionary annual merit increases, based on your performance and other position factors. Merit increases, if granted, are at the sole discretion of the Company, and are generally effective on March 1st following the performance period. They are prorated for your time of employment if you were hired during the performance period.

Non-Competition:	You shall not, during your employment or during the twelve (12) month period following the cessation of your employment, either directly or indirectly, as principal, agent, owner, employee, partner, investor, shareholder (other than solely as a holder of not more than two percent (2%) of the issued and outstanding shares of any public corporation), consultant, advisor or otherwise howsoever own, operate, carry on or engage in the operation of or have any financial interest in or provide, directly or indirectly, financial assistance to or lend money to or guarantee the debts or obligations of any person carrying on or engaged in any business that is then a competitor with the Company’s Business. The Company’s “Business” shall be deemed to be (i) mobile data solutions that enable wireless carriers and enterprises to deliver hosted, managed mobile data service offerings, including services to access the internet using a mobile device, services to market and distribute a wide range of mobile content and applications, messaging services and billing support and settlement services, including, without limitation, services provided by mobile telecommunication carriers, and (ii) any other services, products or developments conducted or under development by the Company at the time of the termination of your employment with the Company; (i) and (ii) above as conducted by the Company or any of its subsidiaries or affiliates, whether with respect to customers, sources of supply or otherwise.

Non Solicit:	Customers and Suppliers: You shall not, during your employment or during the twenty-four (24) month period following the cessation of your employment, within the geographic territory in which you exercised responsibilities immediately prior to the cessation of your employment, directly or indirectly solicit, service or accept business from any customer or prospective customer of the Company known to you during your employment with the Company. Nor shall you, during the same twenty-four (24) month period, directly or indirectly interfere with, compromise or adversely affect the relationship between the Company and any of their suppliers. The terms “customer” or “supplier” shall mean a customer or supplier doing business with the Company during your employment or a prospective customer of the Company during your employment.

Employees: You shall not, during your employment or within twenty-four (24) months following the cessation of your employment, directly or indirectly on your own behalf or on behalf of any other person hire, retain the a services of or attempt to solicit or retain the services of any individual who is an employee of, or service provider to, the Company, or encourage any individual to leave his or her employment with or cease providing services to the Company.

Severance:	Subject to the terms of the Company’s Amended and Restated Executive Severance and Change in Control Plan (“Severance Plan”), in the event the Company terminates your employment without cause (as defined therein), you shall be entitled to a severance payment (“Severance Payment”) in an amount equal to (i) the sum of any portion of your Base Salary earned but not yet paid through the date of termination and any accrued and unpaid vacation pay, in each case, to the extent earned, but not yet paid by the Company through the date of termination, (ii) an amount equal to six twelfths (6/12) of his or your annualized Base Salary, paid ratably over the 6-month period following the termination of your employment in accordance with the Company’s normal payroll practices, and (iii) any other benefits or compensation payable under any of the Company’s employee benefit plans in accordance with the applicable plan’s terms; which payments under clause (ii) are subject to and conditioned upon your execution and delivery to the Company of the Release as described below. Notwithstanding anything in the Severance Plan to the contrary, “Good Reason” shall not include your ceasing to serve as the Chief Administrative Officer of the Company at any time or otherwise ceasing to have any of the duties, authorities and responsibilities associated with the position of Chief Administrative Officer.

Employment at Will:	This letter does not constitute a contract or employment agreement. You understand that your employment is “at will” and can be terminated, with or without cause and with or without notice, at any time. Nothing contained in this letter shall limit or otherwise alter the foregoing. No representations to the contrary are effective unless in writing and approved by the CEO and the Vice President of Human Resources. Your employment will be subject to other policies, terms, and conditions that may be established by the Company from time to time.

Company Policies:	You must comply with all the policies of the Company in effect during your employment. You must also comply with the terms and conditions of the Company’s Employee Handbook which will be provided to you when you start.

Our offer to you expires on November 16, 2012 and is contingent on:

•	Your signature on the enclosed Nondisclosure and Intellectual Property Protection Agreement.

•	Satisfactory results of a required employment background check.

•	Proof of your legal right to work in the United States.

Please acknowledge the terms and conditions of this letter by signing where indicated below and return a signed original to me by emailing a scanned copy to Nathan.Fong @motricity.com.

We hope that you accept our offer and look forward to the transition into your new role.

Sincerely,

/s/ Nathan Fong
Nathan Fong
Chief Financial Officer

Acknowledged:

/s/ Richard Sadowsky	Date:	11/13/12
Name Richard Sadowsky

Exhibit 99.1

Motricity Announces Executive Management Changes

Richard Stalzer to Serve as Chief Executive Officer, Nathan Fong as Chief Operating and Chief Financial Officer, Richard Sadowsky as Chief Administrative Officer and General Counsel

BELLEVUE, Wash., Nov. 15, 2012 (GLOBE NEWSWIRE) — On November 15, 2012, Motricity, Inc. (Nasdaq:MOTR) and Jim Smith, the Interim Chief Executive Officer, ended Mr. Smith’s employment with Motricity. Mr. Smith’s duties will be assumed by a team of current Motricity executive officers. Richard Stalzer, currently the President of Voltari, Motricity’s Mobile Media division, has been named Chief Executive Officer. Nathan Fong, currently Motricity’s Chief Financial Officer, will continue in that position and has also been named Chief Operating Officer. Richard Sadowsky, currently Motricity’s General Counsel will continue in that position and has also been named Chief Administrative Officer. Each of Messrs. Stalzer, Fong and Sadowsky will report directly to Motricity’s Board of Directors.

“After restructuring the business, launching new products and incubating a clear future strategic direction this is a natural transition to hand-off to the new leadership to execute. Rich Stalzer, Nathan and Richard now have the capital, focus, skills and capability to create tremendous value. Motricity has emerged as a new company and is well positioned to capitalize on the growth in the open mobile market,” said Jim Smith

Mr. Stalzer said, “Nathan, Richard and I are very excited about the opportunity to take Motricity to the next level. Companies are all about the people and the companies with the best talent win. We will continue to invest in talent, so we can produce the best mobile products across all our product lines. The operational restructuring implemented by Jim Smith has given us a platform for growth. Our focus will be on growing the business and delivering the highest quality products and service to our customers.”

James Nelson, Chairman of the Board said, “We want to thank Jim Smith for the work that he has done in streamlining Motricity’s operations during his tenure as Interim Chief Executive Officer. He has laid the groundwork for a smooth transition to the new executive team and leaves Motricity well-positioned for growth. The Board of Directors is confident that under the leadership of Messrs. Stalzer, Fong and Sadowsky, the Company will have in place a capable leadership team that will continue our focus on creating value for customers and maximizing shareholder value.”

Forward-Looking Statements

Statements made in this release and related statements that express Motricity’s or its management’s intentions, indications, beliefs, expectations, guidance, estimates, forecasts or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. They include, without limitation, statements regarding: our ability to have a smooth transition to the new executive team, our ability to develop, produce, market, license or sell our products, solutions and services, compete domestically and internationally, reduce or control expenses, improve efficiency, realign resources and continue operational improvement. These statements represent beliefs and expectations only as of the date they were made. We may elect to update forward-looking statements but we expressly disclaim any obligation to do so, even if our beliefs and expectations change. Actual results may differ from those expressed or implied in our forward-looking statements.

Such forward-looking statements involve and are subject to certain risks and uncertainties that may cause our actual results to differ materially from those discussed in a forward-looking statement. These include, but are not limited to: the sufficiency of our liquidity and capital resources and our ability to raise additional capital or generate the cash flows necessary to repay our term loan; our reliance on a limited number of customers for a substantial portion of our revenues, including the pressures on pricing and contract terms from customers with substantial purchasing power and further consolidations in the telecommunications industry; our ability to realign our business to focus on our mobile advertising and enterprise business and obtain customers for that business; the highly competitive nature of the mobile services industry in which many of our competitors have significantly greater resources, which they are using to support significantly discounted pricing; the rapid technological changes in the mobile data services industry, which could render our existing services obsolete; our ability to attract and retain key employees and qualified personnel; impact of the recent departure of members of our executive team and our ongoing leadership transition; our ability to recognize the expected benefits from the reduction in force implemented in 2011 and the beginning of 2012; economic and political risks related to our international operations; risks of new product offerings reducing our customers’ influence over access to mobile data services; our ability to integrate any future acquisitions and business combinations effectively; the impact of worldwide economic conditions and related uncertainties and the health of and prospects for the overall mobile services industry; risks related to the use and protection of proprietary information, including our ability to safeguard third party confidential information; our ability to develop strategies to address our markets successfully and to meet customer demands with respect to products, services, support and service level commitments; disruptions in datacenter services and other capacity constraints; uncertainties inherent in the development of new products and services and the enhancement of existing products and services, including technical risks, cost overruns and delays; our ability to tailor our complex solutions to our customers’ needs; our ability to utilize net operating losses; our ability to maintain proper and effective internal controls; uncertainty related to whether certain terms of our term loan will have the effect of discouraging offers for our business or common stock; our reliance on third parties to develop content and applications, customer acceptance of such offerings and our liability with respect to such content; undetected software errors in our products and indemnity obligations and claims relating to our products and services; our ability to manage growth; impairment losses related to goodwill, intellectual property and equipment; risks and diversion of resources related to the litigation against us and our current and former directors and officers; actual or perceived security vulnerabilities in mobile devices; the impact of changing governmental regulations and our ability to comply therewith; risks related to the commercialization of open source software we use; the influence and control our principal stockholder may exert; and other uncertainties described more fully in our filings with the Securities and Exchange Commission.

About Motricity

Motricity (Nasdaq:MOTR) empowers mobile operators, brands and advertising agencies to maximize the reach and economic potential of the mobile ecosystem through the delivery of relevance-driven merchandising, marketing and advertising solutions. Motricity leverages advanced predictive analytics capabilities to deliver the right content, to the right person at the right time. Motricity’s unique combination of technology, mobile-expertise and go-to-market approach delivers return-on-investment for our mobile operator, brand and advertising agency customers. For more information, visit www.motricity.com.

The Motricity, Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7813

CONTACT: Investor and Media Contact:

Alex Wellins

(415) 217-5861

alex@blueshirtgroup.com